SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2026

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES £40M EXPANSION AT PRESTWICK MAINTENANCE FACILITY

 450 HIGHLY SKILLED ENGINEER & MECHANIC JOBS, INCLUDING 60 APPRENTICESHIP ROLES

Ryanair, Europe's No.1 airline, today (Fri, 20 Mar) announced a £40M expansion of its maintenance facility at Prestwick Airport, which will see the construction of a new 11,938 sqm 4-bay heavy maintenance hangar and additional component workshops.

This major development will expand Ryanair's existing Prestwick operation from 6 to 10 bays, making it Ryanair's largest heavy maintenance hangar, and further strengthening Prestwick's position as a key aircraft maintenance and training hub within Ryanair's network.

Ryanair's new £40M investment supports over 1,200 highly skilled engineering and mechanic jobs in Ayrshire, providing significant long-term employment and training opportunities for local talent.

This latest project builds on Ryanair's recent £5M investment in its Prestwick Training Academy, opened in October 2024, which is delivering 500 jobs and industry leading training for engineers, mechanics and support staff to service Ryanair's growing fleet as it grows to 800 aircraft and 300M passengers by 2034.

Ryanair CEO, Eddie Wilson, said:

"As Europe's No.1 airline, we are pleased to announce a further £40 million investment at Prestwick Airport, expanding our existing maintenance facility from 6 to 10 bays and creating 450 new highly skilled engineering and mechanic jobs, including 60 apprenticeships.

This new state-of-the-art, 4-bay hangar and component workshops will make Prestwick our largest heavy maintenance facility, and a key part of how we will maintain and support our fleet as we continue to grow to 800 aircraft and 300 million passengers by 2034.

Today's announcement builds on the £5M investment and 500 jobs delivered with our Prestwick Training Academy, opened in October 2024. Together, these investments underline Ryanair's long-term commitment to Scotland, to high-quality engineering and mechanic jobs, and to developing the next generation of aviation talent here in Ayrshire.

We thank DFM Forbes and the Scottish Govt, the UK Govt, South Ayrshire Council, Scottish Enterprise, and Prestwick Airport for their support and partnership on this expansion. Their focussed approach in backing this project has been crucial in enabling us to grow Prestwick into a major heavy maintenance and training hub that will deliver skilled careers and economic benefits for many years to come."

ENDS

For further information
please contact:              Ryanair Press Office
                                       T: +353-1-9451799
                                       E: press@ryanair.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 March, 2026

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary